AU 9/13/2004



04019876

**UNITED STATES**
**~URITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECD S.E.C.

AUG 3 0 2004

FEE 610

SEC FILE NUMBER

8- 4067/

PROCESSED

SEP 2 0 2004

THOMSON
FINANCIAL

REPORT FOR THE PERIOD BEGINNING ___July 1, 2003___ AND ENDING ___June 30, 2004___
                                           MM/DD/YY                                    MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *Freedom Investors Corp.*

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

130 East Capitol Drive
                                   (No. and Street)

Hartland,             Wisconsin           53209
   (City)                       (State)             (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Amy Siesennop                             (262) 369-9180
                                               (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reilly, Penner & Benton LLP
                      (Name – *if individual, state last, first, middle name*)

611 North Broadway Street, Suite 300     Milwaukee, Wisconsin 53202
   (Address)                          (City)                  (State)          (Zip Code)

**CHECK ONE:**

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, _Amy Siesennop_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Freedom Investors Corp_ , as of _June 30_ , 20 _04_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_NONE_

_Signature_

_Vice President_
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# FREEDOM INVESTORS CORP.
Pewaukee, Wisconsin

Computation of Net Capital and Aggregate Indebtedness
For the Year Ended June 30, 2004

Net Capital Computation:

| | | |
|---|---|---|
| Stockholder's equity at year end | $ | 20,415 |
| Less: | | |
| Haircuts on securities | | (167) |
| Net capital | $ | 20,248 |

Computation of Basic Net Capital Requirement:

| | | |
|---|---|---|
| Minimum net capital required (6 2/3% of aggregate indebtedness) | $ | 3,693 |
| Minimum dollar net capital requirement | $ | 5,000 |
| Net capital requirement | $ | 5,000 |

Computation of Aggregate Indebtedness:

| | | |
|---|---|---|
| Total liabilities | $ | 55,366 |
| Aggregate indebtedness | $ | 55,366 |

| | | |
|---|---|---|
| Percentage of Aggregate Indebtedness to Net Capital | 273 % | |

Reconciliation with Company's Computation (included
in Part IIA of Form X-17A-5 as of June 30):

| | | |
|---|---|---|
| Net capital, as reported in Company's Part IIA (unaudited) FOCUS report | $ | 20,248 |

See Independent Auditors' Report.

Richard A. Raymaker
Steven C. Barney
Steven R. Volz
Daniel R. Brophey

# TPB

**REILLY, PENNER & BENTON LLP**

*Certified Public Accountants & Consultants*

**www.rpb.biz**

Thomas G. Wieland
Michael W. Van Wagenen
David A. Grotkin

## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors,
Freedom Investors Corp.

In planning and performing our audit of the financial statements of Freedom Investors Corp. for the year ended June 30, 2004, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Freedom Investors Corp. that we considered relevant to the objectives stated in Rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Sec. 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

11

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving internal control, including control activities for safeguarding securities, that we consider to be a material weakness as defined above.

Separation of Duties

The Company operates its accounting and reporting function with principally one individual, which precludes a proper segregation of duties. This condition is not, however, unusual in entities the size of Freedom Investors Corp. It is important for management to be aware of this condition, and to realize that the concentration of duties and responsibilities in one individual is not desirable from a control point of view. Under these conditions, the most effective controls rest in management's knowledge and monitoring of matters relating to the Company's financial affairs.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2004, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.

Reilly, Penn & Bertor LLP

August 20, 2004

Richard A. Raymaker
Steven C. Barney
Steven R. Volz
Daniel R. Brophey

# *RPB*

## REILLY, PENNER & BENTON LLP
*Certified Public Accountants & Consultants*
**www.rpb.biz**

Thomas G. Wieland
Michael W. Van Wagenen
David A. Grotkin

**FREEDOM INVESTORS CORP.**
Pewaukee, Wisconsin

AUDITED FINANCIAL STATEMENTS

Year Ended June 30, 2004



TABLE OF CONTENTS

611 North Broadway, Suite 300    Milwaukee, Wisconsin 53202    414-271-7800    (Fax) 414-271-6005



Richard A. Raymaker
Steven C. Barney
Steven R. Volz
Daniel R. Brophey

Thomas G. Wieland
Michael W. Van Wagenen
David A. Grotkin

**REILLY, PENNER & BENTON LLP**
*Certified Public Accountants & Consultants*
**www.rpb.biz**

## INDEPENDENT AUDITORS' REPORT

Board of Directors
Freedom Investors Corp.

We have audited the accompanying balance sheet of Freedom Investors Corp. as of June 30, 2004 and the related statements of income and comprehensive income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Freedom Investors Corp. at June 30, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying computation of net capital and aggregate indebtedness schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Reilly, Penner & Benton LLP*

August 20, 2004

1

# FREEDOM INVESTORS CORP.
Pewaukee, Wisconsin

Balance Sheet
June 30, 2004

## ASSETS

Current Assets:
| | | |
|---|---|---|
| Cash and equivalents | $ | 20,412 |
| Accounts receivable | | 55,369 |
| Total assets | $ | 75,781 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:
Accounts payable:
| | | |
|---|---|---|
| Parent company | $ | 20,650 |
| Other | | 34,716 |
| Total current liabilities | | 55,366 |

Stockholder's Equity:
| | | |
|---|---|---|
| Common stock | | 1,000 |
| Additional paid in capital | | 92,384 |
| Retained earnings (deficit) | | (72,969) |
| Total stockholder's equity | | 20,415 |
| Total liabilities and stockholder's equity | $ | 75,781 |

The accompanying notes to financial statements
are an integral part of these statements.

**FREEDOM INVESTORS CORP.**
Pewaukee, Wisconsin

Statement of Income and Comprehensive Income
For the Year Ended June 30, 2004

| Income: | | |
|---|---|---|
| Commissions earned | $ | 644,511 |
| Commission expense | | 404,721 |
| Gross profit | | 239,790 |
| | | |
| Expenses: | | |
| Management fees | | 234,113 |
| Other operating expenses | | 5,737 |
| Total expenses | | 239,850 |
| | | |
| Loss from operations | | (60) |
| | | |
| Other Income (Expense): | | |
| Interest income | | 226 |
| Loss on sale of investments | | (2,965) |
| | | |
| Net loss | | (2,799) |
| | | |
| Unrealized gain on investments | | 2,910 |
| | | |
| Comprehensive income | $ | 111 |

The accompanying notes to financial statements
are an integral part of these statements.

3

**FREEDOM INVESTORS CORP.**
Pewaukee, Wisconsin

Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2004

|  | Common Stock | | Additional Paid In Capital | | Unrealized Loss on Investments | | Retained Earnings (Deficit) | | Total Stockholder's Equity |
|---|---|---|---|---|---|---|---|---|---|
| Balance, July 1, 2003 | $ | 1,000 | $ | 92,384 | $ | (2,910) | $ | (70,170) $ | 20,304 |
| Change in unrealized loss | | --- | | --- | | 2,910 | | --- | 2,910 |
| Net loss | | --- | | --- | | --- | | (2,799) | (2,799) |
| Balance, June 30, 2004 | $ | 1,000 | $ | 92,384 | $ | --- | $ | (72,969) $ | 20,415 |

The accompanying notes to financial statements
are an integral part of these statements.

**FREEDOM INVESTORS CORP.**
Pewaukee, Wisconsin

Statement of Cash Flows
For the Year Ended June 30, 2004

| | | |
|---|---|---:|
| Cash Flows from Operating Activities: | | |
| Net loss | $ | (2,799) |
| Adjustments to reconcile net income to net cash provided (used) by operating activities: | | |
| Loss on sale of investments | | 2,965 |
| Changes in assets and liabilities: | | |
| Accounts receivable | | (40,914) |
| Accounts payable | | 40,288 |
| Net cash from operating activities | | (460) |
| | | |
| Cash Flows from Investing Activities: | | |
| Sale of investments | | 1,754 |
| | | |
| Net increase in cash and equivalents | | 1,294 |
| | | |
| Cash and equivalents, Beginning of year | | 19,118 |
| | | |
| Cash and equivalents, End of year | $ | 20,412 |

The accompanying notes to financial statements
are an integral part of these statements.

**FREEDOM INVESTORS CORP.**
Pewaukee, Wisconsin

Notes to Financial Statements
June 30, 2004

## 1. Summary of Significant Accounting Policies

### Business Activity

The Company was incorporated in the state of Wisconsin on November 25, 1988. The Company is registered with the Securities and Exchange Commission, the National Association of Securities Dealers, and Securities Investor Protection Corporation. The Company's principal business activity is the sale of securities.

### Cash and Equivalents

Cash and equivalents consist of the Company's checking and money market accounts.

### Reserves and Custody of Securities

The Company did not hold securities for sale, nor does it hold customer securities at June 30, 2004. Because the Company does not handle customers' securities, Rule 15(c)3-3, in regard to computation for determination of reserve requirements and information relating to the possession or control requirements, does not apply.

### Accounts Receivable

Accounts receivable are reported at contract value, less our estimate for uncollectible amounts based on experience relative to the population of accounts receivable.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

## 2. Net Capital Requirements

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule, which required the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2004, the Company's net capital and required net capital were $20,248 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 2.73 to 1.

## 3. Common Stock

Common stock consists of 2,500 authorized, 1,000 issued and outstanding no par value shares.

## 4. Filing Requirements

There were no liabilities subordinated to claims of creditors during the year ended June 30, 2004. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

**FREEDOM INVESTORS CORP.**
Pewaukee, Wisconsin

Notes to Financial Statements
June 30, 2004
(Continued)

5. Related Party Transactions

Substantially all of the Company's administrative expenses are paid by the parent company. The Company paid management fees during the year to its parent company as follows:

Freedom Securities, Inc. $      234,113

6. Income Taxes

The Company has federal and state net operating loss carryovers of approximately $20,000, which are scheduled to expire in various years through 2010.

Due to the uncertainty of the realization of future tax benefit, the Company has not recorded a deferred tax asset for the value of the net operating losses.

7. Concentrations

A substantial amount of the Company's commission income is earned from annuities sold through one independent investment representative.